March 20, 2014

VIA EDGAR AND FEDERAL EXPRESS
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C.  20549-3628

Re: Darden Restaurants, Inc.
Soliciting Materials on Schedule 14A
Filed March 3, 2014

Dear Ms. Duru:

On behalf of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated March 7, 2014, with respect to certain statements contained in the Soliciting Materials filed by Darden with the SEC on March 3, 2014 (the “Materials”).  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.  Certain responses are being provided pursuant to confidential treatment requests and via supplemental submissions to the Staff.

Melissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 20, 2014

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure and provide support for assertions of opinion. For example, please characterize as your opinion and/or provide us with support for the statements you make with respect to the following non-exclusive list of assertions.

The Company acknowledges the Staff’s comment and will undertake in future filings to provide further clarity as to which statements are beliefs and/or opinions.  Responses to the specific items raised by the Staff’s comment letter have been addressed on a supplemental basis.

a.	references to the “meaningful savings, with more to come” from actions that are being undertaken(emphasis added) (Exhibit 99.2);

The Company’s statements that it expects to see meaningful costs savings are consistent with the Company’s prior public discussions of the Company’s cost savings initiatives.  For example, in September 2013, the Company announced initial cost saving targets of approximately $50 million through headcount reductions and changes to its supply-chain and marketing operations, with approximately $25 million to occur in the current fiscal year, ending May 25, 2014.  In December 2013, the Company announced that, “[t]hrough aggressive operating support cost management, the Company now expects the cost reduction efforts announced in September to result in savings of at least $60 million annually beginning in its fiscal year 2015, which starts May 26, 2014…represent[ing] a $10 million increase over the $50 million previously projected[;] [t]he Company will continue to focus on enhanced cost efficiencies as it moves through the [Red Lobster] separation process.”

As publicly disclosed, enhanced savings are expected to come from aggressive management of operating support costs, including, among other things, (1) the immediate reduction of new unit growth for Olive Garden (slide 33, Exhibit 99.3); (2) a more targeted marketing and promotional strategy (slide 40, Exhibit 99.3); and (3) streamlining restaurant operations to drive efficiency (slide 40, Exhibit 99.3).   As noted further in Exhibit 99.2 and slide 34 of Exhibit 99.3, the Company has retained Alvarez & Marsal North America to identify additional opportunities to reduce operating costs, which is expected to further increase these savings.

b.	“Darden’s strong cash flows are continuing to support significant return of capital to shareholders…”(emphasis added) (Exhibit 99.2);

We direct the Staff to Slide 12 of Exhibit 99.3.  Slide 12 details Darden’s actions in returning capital to its shareholders from fiscal year 2004 through fiscal year 2013.  As described on slide 12, over the last 10 years, Darden annually returned capital to its shareholders through share repurchases and dividends which on average equaled 7% of its average market capitalization.

Melissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 20, 2014

These capital returns are “significant” when considered in relation to Darden’s peers, whose average capital return to shareholders for the same period can be seen in the comparative chart on page 0020 of the supplemental materials being provided to the Staff under separate cover (the “Supplemental Materials”).  As shown in the chart, Darden’s average capital return compares favorably with 6.2% for The Cheesecake Factory and 5% for Ruby Tuesdays for the same period.  Only one of Darden’s peers, Brinker International, returned more capital to shareholders over the last 10 years.

c.	“…a full real estate separation would introduce significant operational complexity…and would likely not create meaningful shareholder value…” (Exhibit 99.3, slide 48); and,

In response to the Staff’s comment regarding the claim that a full real estate separation would introduce significant operational complexity, the Company is providing the Staff support for the statement identified above in the Supplemental Materials.

With respect to the statement that a real estate separation would not create meaningful shareholder value, please see the following discussion.

d.	general assertions regarding the valuation outcomes associated with a real estate separation and Darden REIT that are made in the slide presentation.

With respect to the Company’s statements regarding the valuation outcomes associated with a real estate separation and a Darden REIT, we direct the Staff to various independent, third party research analyst reports discussing the significant financial risks and potential costs of a real estate separation and a Darden REIT included in the Supplemental Materials.  For ease of reference, we have highlighted below a few of the third-party analyst quotes contained in the reports which support the Company’s own assessment of valuation outcomes and considerations associated with a real estate separation and a Darden REIT:

a.
“While a significant portion of DRI real estate is owned, the majority is leased and ground leased properties, which would create a non-traditional REIT with exposure to a single, non-investment grade tenant with one property type. Additionally, REIT creation would generate added costs, related to debt breakage expense, which would cost between $300 mil. and $400 mil., as well as transaction expenses (refinancing, tax/legal fees) of between $75 mil. and $125 mil.”  – Stephens, March 4, 2014 (page 2)

b.
“We agree with management that a Darden REIT would probably trade at a lower multiple than other REITs that activist shareholders have used as a peer group because of a lack of real estate diversity, higher percentage of ground

Melissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 20, 2014

leases versus REIT peers, and at least $375 million-$525 million in debt breakage and transaction costs the company would incur. Management also noted that sale-leaseback transactions would effectively represent an expensive form of debt financing relative to other currently available options, an explanation we view as reasonable.” – Morningstar March 3, 2014 (Page 1)

c.
“The likelihood of a sale/spin off of Red Lobster has increased with today’s release of DRI’s Strategic Action Plan presentation – in turn diminishing the likelihood that the company will pursue the REIT structure preference of activist shareholders. Today’s presentation was the first deep-dive response from DRI specifically as it relates to the obstacles of pursuing a REIT structure (e.g., tenant switching costs, 40% of owned restaurants on less desirable ground leases, lack of tenant diversification, debt breakage costs and loss of investment grade credit rating without backstop of owned real estate).” – Wells Fargo, March 3, 2014 (Page 1)

d.
“It is clear that the company remains very committed to either a spin or sale of Red Lobster and has made a compelling argument, in our opinion, against action on its real estate assets (either a REIT spin-off or sale/leaseback arrangement). We are not REIT specialists, but based on the evidence presented, it appears that the nature of Darden’s real estate portfolio (primarily ground lease properties, high switching/friction costs, lack of diversification) would weigh on its valuation as a REIT and put its investment-grade credit rating at risk.” – CLSA, March 10, 2014 (Page 3)

e.
We agree a REIT spin would likely not garner the same multiple as other REITs. We believe the fact that the REIT would be a single-tenant REIT with high alternate use costs and generally unfavorable casual dining dynamics would result in it trading at a discount. In addition, the high rent costs would lower the operating company cash flows at the operating company thereby changing its risk profile and multiple materially. A REIT spin is predicated on the idea that the rent cash flows would garner a higher multiple as a REIT than the current consolidated valuation reflects, and that the friction costs, and commensurate multiple reduction the operating company would experience as a result of its lower cash flows wouldn’t offset that benefit. This type of strategy carries considerable risk, both for the REIT and the remaining operating company. – Susquehanna Financial Group, March 19, 2014 (Page 2)

These analyses and criticisms provide independent, third party support for the Company’s claims regarding the potential drawbacks to a real estate separation and a Darden REIT.

Melissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 20, 2014

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:  The Staff’s comment is noted.  The Company’s responses to each specific statement have been provided above and in the Supplemental Materials.  Where appropriate, the documents have been appropriately marked to identify the specific information being relied upon.

2.
We refer to slides in Exhibit 99.3 that compare the company’s restaurants to a peer group. It is not apparent that the restaurants included in the peer group are the same across the comparative slides. For example, please identify all the peers included in the peer group in slide 13 and if different peers were included in the other comparative slides, please state this fact and provide an explanation.

Response:  The Staff’s comment is noted.  The Company confirms that the peer group is the same across all comparative slides.  The Company undertakes to include the following clarification in future use of Slide 13: “Note: Except where expressly noted, Darden’s peer group consists of Bloomin’ Brands, Brinker International, The Cheesecake Factory, and Ruby Tuesdays.”

For the Staff’s reference, an updated version of slide 13 is included in the Supplemental Materials.

3.
Please refer to slide 48, “Considerations for Real Estate Separation”. In future filings, please provide a more balanced discussion and identify any potential benefits associated with real estate separation that were discussed. Additionally, as noted in a prior comment, please characterize the statements contained therein as opinions.

Response:  The Staff’s comment is noted and the Company will undertake to address this comment in future filings.

*           *           *

The Company has authorized us to advise the Staff that it acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Melissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 20, 2014

●	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1366.

Very truly yours,

/s/ Sabastian V. Niles
Sabastian V. Niles

Enclosures

cc:           Teresa M. Sebastian, Esq.
Senior Vice President, General Counsel and Corporate Secretary, Darden Restaurants, Inc.

Daniel A. Neff, Esq.
Wachtell, Lipton, Rosen & Katz